555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM / AFFILIATE OFFICES
August 19, 2024 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

Attn:	Eranga Dias

Asia Timmons-Pierce

Mindy Hooker

Claire Erlanger

Division of Corporation Finance

Office of Manufacturing

Re:	Dynasty Parent Co., Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 26, 2024

CIK No. 0002025410

Ladies and Gentlemen:

On behalf of our client, Dynasty Parent Co., Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 9, 2024 (the “Comment Letter”) with respect to the Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted with the Commission by the Company on July 26, 2024. Concurrently with the submission of this letter, the Company has confidentially submitted Confidential Draft Submission No. 3 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

August 19, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1 filed July 26, 2024

Cover Page

1.	Please disclose on the cover page that this offering is a firm commitment underwritten offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page.

Partnership Agreement and Stockholders Agreement, page 133

2.

We note your disclosure regarding the Partnership Agreement and Stockholders Agreement and that such agreements include or will include provisions relating to, among other things, the election of directors, participation rights in equity and debt offerings, registration rights, information rights, indemnification rights, expense reimbursement and corporate governance provisions. Please revise to disclose the material features of these provisions, and add risk factors that address the risks associated with these provisions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51, 55, 56, 115 and 141.

* * * *

August 19, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2258 or my colleague, Patrick H. Shannon, at (202) 637-1028.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:	Russell Ford, Dynasty Parent Co., Inc.
Daniel Satterfield, Dynasty Parent Co., Inc.
Patrick H. Shannon, Latham & Watkins LLP
Christopher M. Bezeg, Latham & Watkins LLP

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